BB 3/7

X 3-6

SECURITIES AND EXCHANGE COMMISSION

03013089

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2003 WASH, D.C. 165

SEC FILE NUMBER
8- 26902

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rutherford, Brown & Catherwood, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 John F. Kennedy Boulevard, Suite 500
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D. Karrash (215) 981-0882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF: PENNSYLVANIA
COUNTY OF: PHILADELPHIA

OATH OR AFFIRMATION

I, William D. Karrash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutherford, Brown & Catherwood, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn to and subscribed before me this 17 day of Jan 2003

Lisa A. Schaub
Notary Public

Signature

President
Title

Notarial Seal
Lisa A. Schaub, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Dec. 25, 2003
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rutherford, Brown & Catherwood, LLC

(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)

Financial Statements
with Additional Information
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Members of
Rutherford, Brown & Catherwood, LLC

In our opinion, the accompanying statement of financial condition as of December 31, 2002 and the related statement of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Rutherford, Brown & Catherwood, LLC (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other independent accountants whose report dated January 25, 2002 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2002) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Rutherford, Brown & Catherwood, LLC

(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)

Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash and cash equivalents	$ 651,218	$ 745,395
Commissions receivable	82,070	129,114
Receivables from related parties	45,920	16,596
Prepaid expense	33,319	30,085
Office equipment and improvements, net	3,159	6,343
Total assets	$ 815,686	$ 927,533
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$ 14,632	$ 21,332
Accrued sales commissions	27,903	54,329
Accrued compensation and benefits	979	1,401
Payables to related parties	19,424	939
Total liabilities	62,938	78,001
Members' Equity		
Class A interest	832,516	878,839
Class B interests	(79,768)	(29,307)
Total members' equity	752,748	849,532
Total liabilities and members' equity	$ 815,686	$ 927,533

The accompanying notes are an integral part of these statements.

Rutherford, Brown & Catherwood, LLC
(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Income

	Year Ended December 31, 2002	2001
Operating Revenues		
Commissions	$ 1,313,739	$1,536,464
Fees	223,249	222,684
Interest and other	7,327	27,659
Total operating revenues	1,544,315	1,786,807
Operating Expenses		
Employment expenses	217,260	198,068
Registered representative sales commissions	487,449	590,756
Clearing charges	230,800	252,652
Service agreement	220,968	351,966
Outside services	210,006	263,728
Rent	110,202	98,779
Professional fees	37,300	35,035
Equipment rental	25,692	30,997
Registration	20,571	23,699
Depreciation and amortization of leasehold improvements	3,184	19,674
Other operating expenses	72,453	48,423
Total operating expenses	1,635,885	1,913,777
Net loss	$ (91,570)	$ (126,970)

The accompanying notes are an integral part of these statements.

Rutherford, Brown & Catherwood, LLC
(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Changes in Members' Equity
For the Years Ended December 31, 2002 and 2001

	Class A	Class B	Total Members' Equity
Balances at December 31, 2000	$ 940,004	$ (76,502)	$ 863,502
Capital contributions		113,000	113,000
Net loss	(61,165)	(65,805)	(126,970)
Balances at December 31, 2001	878,839	(29,307)	849,532
Distributions		(5,214)	(5,214)
Net loss	(46,323)	(45,247)	(91,570)
Balances at December 31, 2002	$ 832,516	$ (79,768)	$ 752,748

The accompanying notes are an integral part of these statements.

Rutherford, Brown & Catherwood, LLC
(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Cash Flows

	Year Ended December 31, 2002	2001
Cash flows from operating activities:		
Net loss	$ (91,570)	$ (126,970)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization of leasehold improvements	3,184	19,674
Gain on sale of fixed assets		(121)
Changes in operating assets and liabilities:		
Commissions receivable	47,044	14,923
Receivables from related parties	(29,324)	(14,299)
Prepaid expenses	(3,234)	11,803
Accounts payable and accrued expenses	(7,122)	(850)
Accrued commissions	(26,426)	(48,102)
Payables to related parties	18,485	(28,728)
Net cash used in operating activities	(88,963)	(172,670)
Cash flows from investing activities:		
Proceeds from sale of fixed assets		790
Net cash provided by investing activities		790
Cash flows from financing activities:		
Member withdrawals	(5,214)	
Capital contributions		113,000
Net cash (used in) provided by financing activities	(5,214)	113,000
Net decrease in cash and cash equivalents	(94,177)	(58,880)
Cash and cash equivalents, beginning of year	745,395	804,275
Cash and cash equivalents, end of year	$ 651,218	$ 745,395
Supplemental Cash Flow Information:		
Interest paid	$ --	$ --

The accompanying notes are an integral part of these statements.

1. Operations

Rutherford, Brown & Catherwood, LLC (RBC or "the Company") was organized as a limited liability company on August 8, 1999 under the laws of the state of Delaware. RBC, a registered broker-dealer principally serving the United States markets, is engaged in general securities brokerage, bond trading, as well as the sale of mutual funds, variable life insurance, and annuities products. RBC operates as an introducing broker and clears on a fully disclosed basis.

On January 31, 2001, Phoenix Investment Partners, Ltd. (PXP), an indirect wholly-owned subsidiary of The Phoenix Companies, Inc., acquired a 75% interest in RBC as a result of the acquisition of 278,426 Class B units of RBC from minority members concurrent with the acquisition of the stock of RBC's majority member, Rutherford Financial Corporation (RFC). At the time of the acquisition, RFC owned 500,000 Class A units of RBC. In addition, on January 31, 2001 PXP also acquired a majority interest in Walnut Asset Management LLC (WAM). During the period from one to three years after the acquisition date, either PXP or RBC's management may exercise their respective rights to buy or sell the remaining interest in RBC pursuant to a "put/call" agreement. The purchase accounting for the acquisition of RBC was recorded by PXP and is not reflected in RBC's financial statements.

In conjunction with these transactions, PXP has agreed to pay on behalf of RBC and WAM up to an aggregate amount of $750,000 over a two-year period following the closing date. These funds are to be used by RBC to implement technological and sales/marketing initiatives with respect to RBC's business. As of the expiration of this agreement on January 31, 2003, PXP had not made any such payments on behalf of RBC.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, petty cash on hand, and highly liquid mutual fund investments.

Office Equipment and Improvements

Office equipment and improvements are recorded at cost. Depreciation is computed using an accelerated method with estimated useful lives of five to seven years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

Revenue Recognition

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs recorded on a trade date basis. Fees earned on money market funds at RBC's clearing broker are recorded as earned on a monthly basis.

Revenues earned on general securities and municipal bond agency transactions are recorded on a trade date basis and are included in Commissions on the Statements of Income.

Income Taxes

The Company is classified as a partnership for federal and state income tax purposes. The members of RBC are taxed on their proportionate share of RBC's taxable income. Therefore, no provision or liability for federal or state income taxes related to RBC is included in these financial statements.

3. Office Equipment and Improvements

Office equipment and improvements is comprised of the following:

	December 31	
	2002	**2001**
Office equipment and software	$ 129,675	$ 129,675
Furniture and fixtures	39,713	39,713
	169,388	169,388
Accumulated depreciation	(166,229)	(163,045)
Office equipment and improvements, net	$ 3,159	$ 6,343

4. Operating Leases

The Company leases computers and related equipment. Certain leased equipment is used by WAM. WAM reimbursed RBC $28,227 and $28,804 in 2002 and 2001, respectively, for the use of this equipment. RBC incurred rent expense on this operating lease, net of reimbursements from WAM, of $20,180 and $20,972 in 2002 and 2001, respectively. RBC is committed to the following future net minimum rental payments under a non-cancelable operating lease:

2003	$ 22,954
2004 and thereafter	--
	$ 22,954

5. Employee Benefit Plans

The employees of RBC are eligible to participate in a qualified multi-employer defined contribution 401(k) and profit sharing employee benefit plan, sponsored by RFC. The plan complies with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA).

Employees may contribute a minimum of 2% up to a maximum of 100% of their eligible compensation, subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended. RBC matches 25% of the employee contributions up to a maximum of 4% of eligible compensation. RBC's contribution to the profit sharing component of the plan is discretionary with no minimum contribution required.

For purposes of the Company's contributions to the 401(k) component of the plan, commissions and the salaries of highly compensated employees, as defined by the federal tax code, are excluded from eligible compensation. Contributions of $799 and $651 were made by RBC during 2002 and 2001, respectively.

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, RBC is subject to certain rules regarding minimum net capital. RBC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for RBC are as follows:

	December 31,	
	2002	**2001**
Aggregate indebtedness	$ 62,938	$ 78,001
Net capital	656,242	780,147
Ratio of aggregate indebtedness to net capital	.10 to 1	.10 to 1

The Company 's minimum required net capital at each of December 31, 2002 and 2001 is $100,000. The operations of RBC do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, RBC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such rule.

7. Other Related Party Transactions

Intercompany Agreements

The Company has an agreement with RFC whereby RBC pays RFC a monthly fee for administrative services and also reimburses RFC for its allocable portion of rent, insurance, and other expenses paid by RFC on RBC's behalf. In 2002 and 2001 RBC reimbursed RFC $203,320 and $338,139, respectively, for operating expenses incurred by RFC on RBC's behalf, which are included in either Service agreement expense or charged to the specific expense line items on the Statements of Income. Annual reconciliations are performed and any variance in the total amount reimbursed to actual expenses incurred is included in receivable from, or payable to, related parties on the Statements of Financial Condition. As of December 31, 2002 and 2001, this reconciliation resulted in receivables from related parties of $45,920 and $16,596, respectively, for estimated payments in excess of actual expenses paid by RFC on RBC's behalf.

Certain members of RBC also own a combined majority interest in WAM. RBC has a service agreement with WAM whereby payments are made to WAM to cover a portion of the compensation expense associated with employees who are on WAM's payroll that also perform functions for RBC. RBC reimbursed WAM $220,968 and $180,950 in 2002 and 2001, respectively, which are included in Service agreement expense on the Statements of Income. In addition, WAM reimbursed RBC $139,759 and $138,566 in 2002 and 2001, respectively, for salaries paid to two money managers who are employees of RBC and performed portfolio management services for WAM.

Payables to Related Parties

Payables to related parties consist of the following:

	December 31, 2002	December 31, 2001
Expenses paid by PXP on RBC's behalf	$ 18,169	$ 939
Expenses paid by WAM on RBC's behalf	1,255	
Total	$ 19,424	$ 939

8. Limited Liability Members

No member is obligated personally for any debt, obligation or liability of RBC solely by reason of being a member.

At December 31, 2002 and 2001 there were 500,000 Class A LLC units, and 482,815 and 537,918, respectively, of Class B LLC units issued and outstanding. During 2002, RBC purchased back 55,103 Class B units from two members who terminated their employment. Class A interests rank senior to Class B interests in respect to the right to receive payments out of assets of RBC upon dissolution or termination of RBC. Net profits and losses of RBC are allocated pro-rata to all members based upon the per-share weighted average number of days the member's interest was outstanding during the year.

9. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. RBC places its cash with high credit quality institutions. At times such cash may be in excess of the FDIC insurance limit. RBC routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

10. Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between RBC and the clearing broker, the clearing broker has the right to charge RBC for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge RBC has no maximum amount and applies to all trades executed through the clearing broker, RBC believes there is no maximum amount assignable to this right. RBC believes that, since it only trades with customer invested funds, the risk of loss is remote. RBC made no payments to the clearing broker related to this guarantee in 2002 and 2001, and has recorded no liabilities with regard to the commitment as of December 31, 2002.

In addition, RBC has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. RBC monitors the credit standing of all counterparties with which it conducts business.

Rutherford, Brown & Catherwood, LLC **Schedule I**
(A majority-owned subsidiary of Phoenix Investment Partners, Ltd.)
Computation of Net Capital Under Rule 15c3-1 **Additional Information**
December 31, 2002

Net Capital

Members' equity, allowable for purposes of net capital computation		$ 752,748
Less nonallowable assets:		
Non-allowable receivables from broker/dealers	$ 1,324	
Receivables from related parties	45,920	
Prepaid expenses	33,319	
Office equipment and improvements, net	3,159	83,722
Net capital before specific reduction in the market value of securities		669,026
Less securities haircuts pursuant to Rule 15c3-1		12,784
Net capital		$ 656,242

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 62,938
Aggregate indebtedness	$ 62,938
Minimum net capital required to be maintained (greater of $100,000 or 6 2/3% of $62,938)	$ 100,000
Net capital in excess of minimum requirements ($656,242-$100,000)	$ 556,242
Ratio of aggregate indebtedness to net capital	.10 to 1

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by RBC in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2002.

The accompanying notes are an integral part of this supplemental schedule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Members of
Rutherford, Brown & Catherwood, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Rutherford, Brown & Catherwood, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003